EXHIBIT 99.1

January 11, 2005

To PTC Employees:

As you may be aware, granting under PTC’s stock option program has been on hold pending regulatory changes. These changes have now been finalized and PTC will be required to incur a direct expense to our bottom line for stock option awards. In order to comply with these new accounting rules, and to ensure a sustainable program that continues to provide value to our employees and stockholders, PTC found it necessary to redefine our equity compensation program.

Yesterday afternoon, PTC filed a preliminary proxy statement with the Securities Exchange Commission (SEC). PTC has made a proposal to its stockholders for a new equity compensation program, including a one-time stock option exchange program for certain underwater options. We are seeking stockholder approval for this proposal at the annual meeting on March 10, 2005.

The Executive team is excited about our stockholder proposal included in our preliminary proxy statement. If approved and executed, it will allow us to achieve three important goals:

•	Provide a meaningful incentive to retain and motivate PTC employees who currently hold out-of-the-money stock options. Balanced incentive programs are a benefit to a company, its stockholders, and employees.

•	Reduce dilution of PTC stock by reducing the number of stock options that are granted and unexercised or available to grant. This is important to PTC stockholders because we will lower the potential to dilute their existing ownership positions.

•	Implement a new equity program that continues to allow PTC the ability to attract, retain and motivate high performing employees to achieve the goals of the Company as well as to align the interests of our employees and stockholders.

We have prepared a Frequently Asked Questions document that will provide you with general information to help you understand the proposed exchange program. We look forward to communicating the specific details to you when they are finalized after the annual meeting of stockholders.

Sincerely,

Dick Harrison

Frequently Asked Questions (FAQs) – Proposed Exchange Program

Q: Why is PTC proposing an exchange program?

A: We believe that our ability to provide effective equity compensation incentives is essential for PTC to attract, retain and motivate key employees. The Board of Directors also believes that equity grants are a valuable tool if they provide realistic incentives. The proposed exchange program addresses underwater (out-of-the-money) stock options that no longer have the intended retentive and incentive effects. In addition to delivering equity to our employees, we must also balance stockholder interests. Therefore, it is important for PTC to manage overhang and annual dilution when considering our incentive programs.

Q: Is there anything that employees need to do now?

A: Nothing is required of you at this time. We are simply providing you with information regarding the equity proposal that is being presented to our stockholders.

Q: Who would be eligible for the exchange program?

A: The exchange program will be open to all of our active employees, excluding our CEO and executive officers. Local law restrictions may mean that some non-U.S. employees cannot participate. The exchange program will not be available to former employees or to outside consultants or the Board of Directors.

Q: Will the Executives benefit from the exchange program?

A: The Executives are not eligible to participate in, nor benefit from the exchange program. Moreover, to help PTC achieve our goal of reducing overhang, Dick Harrison and our Executive Vice Presidents have agreed to voluntarily forfeit the options they hold at $15.50 and above.

Q: What is the timeline for the exchange?

A: Pending stockholder approval of our proposal at the annual meeting, we anticipate that eligible employees will be offered the opportunity to participate in the exchange program promptly after June 30, 2005.

Q: How was the “Table of Exchange Ratios” developed?

A: We have worked with independent consultants, including a compensation consulting firm, to establish models for estimating the option values for the exchange program. We expect to use the Black-Scholes stock option valuation model, as well as a binomial model, and will base the exchange ratios on these option values. The “Table of Exchange Ratios” in the proxy statement is an illustrative example and the exchange ratios are subject to change based on the stock price at the time of the offering. Only options with exercise prices of $9.00 and above will be included in the Exchange Program.

Q: Will PTC continue to grant stock options to employees?

A: PTC is requesting that the stockholders approve a new equity plan that will allow us the flexibility to grant different equity vehicles to our employees. While these vehicles include restricted stock, restricted stock units and stock options, we anticipate our focus moving forward will be to use the restricted stock vehicles.

Q: What will the future stock program look like?

A: It is PTC’s intent to resume our use of equity compensation in the fourth quarter of FY 2005. We will communicate PTC’s new equity incentive plan in more detail after the annual meeting of stockholders.

Q: How do I obtain a copy of my stock option holdings?

A: All employees that have received stock options during their employment with PTC have online Optionslink accounts with E*Trade. If you have questions about accessing your account please contact E*Trade directly. To contact E*Trade:

U.S. and International Residents (excluding Canada)

OptionsLink

E*Trade

Canadian Residents

Optionslink

E*Trade

Phone Numbers

U.S. Residents – 800-838-0908 or 650-599-0125

Canadian Residents – 877-283-0703; Toronto area – 416-214-3771

International Residents – 650-599-0125

Q: Who do I contact if I have questions?

A: Please submit your questions to stockoptions@ptc.com. Due to SEC regulations regarding disclosure of communications about this program, employee questions will be collected and addressed in future communications rather than through individual responses.

General Definitions

1997 NSOP and the 2000 EIP

The 1997 Non-statutory Stock Option Plan is a Board approved stock plan from which most employee option grants are awarded.

The 2000 Equity Incentive Plan is a shareholder approved stock plan from which the Executive and Board of Directors’ grants are awarded. If the stockholders approve our proposal, all equity grants will be made from the 2000 EIP going forward.

Annual dilution

Dilution is the decrease in ownership percentage for current stockholders when additional shares of stock are issued. The number of common shares outstanding will increase when employees exercise options granted by PTC. Therefore, the value of each share decreases or becomes diluted.

Black-Scholes and Binomial models

The Black-Scholes and binomial models are mathematical models that value stock options that are traded on public markets. These models are used by current and potential stockholders and accounting firms.

Financial Accounting Standards Board (FASB)

FASB is an organization that establishes the “generally accepted accounting principles” (GAAP) that govern accounting for US publicly traded companies, including determining the accounting rules for equity compensation programs. In December 2004, FASB made changes to their principles that impact accounting for stock options and other equity-based incentive compensation programs. PTC’s proposal takes into consideration the changes in these rules.

Outside the US, the International Accounting Standards Board (IASB) governs the generally accepted accounting principles for companies traded on international markets.

Overhang

Overhang is the percentage of options that have been granted to employees plus shares that remain available to be granted to employees relative to the total number of common shares outstanding.

Restricted stock

Restricted stock is an actual share of company stock that is awarded to an employee subject to certain conditions such as vesting. The employee generally will forfeit the shares if the specified conditions are not met and cannot transfer the shares before termination of that period (the employee is, however, entitled to vote the shares and receive any dividends during the restriction period). For restricted stock that vests on the basis of time only, if the employee remains in the employ of the company through the restricted period, his/her shares vest irrespective of employee or company performance.

Restricted stock units

A restricted stock unit, or RSU, is the right to receive shares of common stock in the future subject to meeting specified conditions (e.g., vesting) and is subject to forfeiture.

Securities Exchange Commission (SEC)

The primary mission of the U.S. Securities and Exchange Commission (SEC) is to protect investors and maintain the integrity of the securities markets. The laws and rules that govern the securities industry in the United States derive from a simple and straightforward concept: all investors, whether large institutions or private individuals, should have access to certain basic facts about an investment prior to buying it. To achieve this, the SEC requires public companies to disclose meaningful financial and other information to the public, which provides a common pool of knowledge for all investors to use to judge for themselves if a company’s securities are a good investment.

Stockholder approval process

Each year, there is an annual meeting of the company’s stockholders. Prior to this meeting PTC sends its stockholders a proxy statement, which is also filed with the SEC. The proxy statement provides details about the annual meeting, stockholder voting procedures and information on the proposals that we are requesting the stockholders to vote on. At the annual meeting, the stockholders vote either “for” or “against” the proposal(s) being requested.

Stock options

Stock options are a right given to an employee to purchase company shares at a specified price during a specified period of time, subject to additional conditions (e.g., continued employment).

Stock option expensing

In December 2004, FASB changed the accounting rules for equity compensation, including stock options. In the past, companies were not required to account for the expense associated with stock options in their financial statements, except in the form of a footnote disclosure. In the future, PTC and other public companies will be required by FASB to take an expense for stock options. The expense is equal to the fair market value of any options that have been previously granted and are unvested as well as for any new options that are granted in the future. These changes are required to be implemented for fiscal quarters that begin after June 15, 2005.

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Additional Information About the Option Exchange Program and Where to Find It

PTC has not commenced the exchange program referred to in these FAQs and accompanying General Definitions, and will not unless the proposal for the new equity compensation program is approved by its stockholders. In any event, PTC has no obligation to go forward with the exchange program. If and when the exchange program is commenced, PTC will provide optionholders who are eligible to participate in the exchange program with written materials explaining the terms of the exchange program. Persons who are eligible to participate in the exchange program should read these materials carefully when they receive them because they will contain important information about the exchange program. PTC will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange program. The tender offer statement and all written materials attached to it explaining the exchange program will be available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. The exchange program is subject to securities regulation in most jurisdictions and may not be commenced in any jurisdiction until PTC determines that it has complied to the extent necessary with applicable local laws. PTC optionholders may obtain a written copy of the tender offer materials, when available, by contacting Stock Option Exchange Program c/o Human Resources at Parametric Technology Corporation, 140 Kendrick Street, Needham, Massachusetts 02494-2714.